[IPC SYSTEMS HOLDINGS CORP. LETTERHEAD]

VIA EDGAR

May 22, 2008

John Zitko, Esq.

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3720

Re:

IPC Systems Holdings Corp.

Registration Statement on Form S-1
(File No. 333-148481)

Dear Mr. Zitko:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, IPC Systems Holdings Corp. hereby applies for the immediate withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission on January 4, 2008, together with all exhibits thereto.

The Registration Statement was filed in connection with the proposed initial public offering by IPC Systems Holdings Corp. of its common stock, which IPC Systems Holdings Corp. has determined not to pursue at this time. IPC Systems Holdings Corp. confirms that it has not sold any securities pursuant to the Registration Statement.

IPC Systems Holdings Corp. requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to call the undersigned at 201-253-2030 or Joshua Ford Bonnie of Simpson Thacher & Bartlett LLP at 212-455-3986 with any questions you may have regarding this matter.

Very truly yours,

IPC Systems Holdings Corp.

By: /s/ John McSherry

      Name:

John McSherry

      Title:

Senior Vice President, General Counsel and

Chief Administrative Officer

cc:

Securities and Exchange Commission

Larry Spirgel

Kathleen Krebs

Melissa Hauber

Robert Littlepage

Simpson Thacher & Bartlett LLP

Joshua Ford Bonnie